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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                                (AMENDMENT NO. 5)



                               RENT-A-CENTER, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 009N 10 0
                                 (CUSIP Number)

                                JANUARY 30, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


                      (Continued on the following page(s))



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CUSIP No. 76 009N 10 0               13G/A                     Page 2 of 7 Pages
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1)   Name of Reporting Person
     I. R. S. Identification No. of Above Persons (entities only)

     J. Ernest Talley
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2)   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                         (b) [ ]
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3)   SEC Use Only
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4)   Citizenship or Place of Organization               United States
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        Number of           (5)   Sole Voting Power                          -0-
        Shares Bene-        ----------------------------------------------------
        ficially
        Owned by            (6)   Shared Voting Power                        -0-
        Reporting           ----------------------------------------------------
        Person With
                            (7)   Sole Dispositive Power                     -0-
                            ----------------------------------------------------

                            (8)   Shared Dispositive Power                   -0-
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9)   Aggregate Amount Beneficially Owned by Reporting Person                 -0-
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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*       [X]
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11)  Percent of Class Represented by Amount in Row (9)                       -0-
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12)  Type of Reporting Person*                                                IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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PRELIMINARY NOTE

         The Schedule 13G filed with the Securities and Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of J. Ernest Talley in connection with the common stock, par value $0.01 per share (the "Common Stock") of Rent-A-Center, Inc., a Delaware corporation (the "Company"), as amended by the Schedule 13G/A, filed on February 9, 1999, the Schedule 13G/A, filed on September 14, 1999, the Schedule 13G/A filed on February 14, 2001 and the
Schedule 13G/A filed on February 14, 2002 is hereby amended to reflect the repurchase of the shares of Common Stock beneficially owned by Mr. Talley and repurchased by the Company on January 30, 2002.

         On January 30, 2002, the Company repurchased all of the 1,714,086 shares of Common Stock beneficially owned by Mr. Talley and his affiliates pursuant to that certain Common Stock Purchase Agreement, dated as of October 8, 2001, by and among Mr. Talley, Mary Ann Talley, the Talley 1999 Trust and the Company. As a result of such repurchase, Mr. Talley no longer beneficially owns any shares of Common Stock.

Item 4 is hereby amended and restated to read as follows:


ITEM 4.  OWNERSHIP:

         Mr. Talley beneficially owns no shares of Common Stock of the Company.

Item 5 is hereby amended and restated to read as follows:


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 15, 2002                              /s/ J. Ernest Talley
                                               ---------------------------------
                                               J. Ernest Talley




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